AMENDMENT NO. 5

TO AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

(Thrivent Mutual Funds)

Thrivent Mutual Funds (“TMF”) and Thrivent Financial Investor Services Inc. (“TFISI”) hereby agree that, with respect to the AMENDED AND RESTATED TRANSFER AGENCY AND SERVICE AGREEMENT, dated as of January 1, 2018, as amended, by and between TMF and TFISI (the “Agreement”), effective January 1, 2021, the Agreement is amended as follows:

1.	Schedule B to the Agreement is deleted in its entirety and replaced with Exhibit A to this Amendment.

THRIVENT MUTUAL FUNDS		THRIVENT FINANCIAL
INVESTOR SERVICES INC.

By:	/s/ David S. Royal	By:	/s/ Kathryn A. Stelter

David S. Royal	Kathryn A. Stelter
President and Chief Investment Officer	Vice President and Chief Operations Officer

ATTEST:		ATTEST:

By:	/s/ Jill M. Forte	By:	/s/ Jill M. Forte

EXHIBIT A

SCHEDULE B

Type of Account

Direct Accounts (annual fee)	$22.00 per account

Omnibus Accounts (annual rate)	13 basis points on average daily net assets